United States securities and exchange commission logo





                               September 6, 2022

       Teck Chia
       Chief Executive Officer
       CBL International Ltd
       Suite 19-9-6, Level 9, UOA Centre
       No. 19 Jalan Pinang
       50450 Kuala Lumpur, Malaysia

                                                        Re: CBL International
Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed August 26,
2022
                                                            File No. 333-267077

       Dear Mr. Chia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-1 filed August 26, 2022

       Prospectus Summary
       Transfer of cash within the organization, page 9

   1. Update this discussion, as well as the discussion that appears on page 50, so that it reflects the tabular information
you include on the prospectus cover page relating to cash
                                                        transfers.
       Risk Factors, page 17

   2. In an appropriate place in this discussion, revise to discuss the control your current shareholders exert over
you and will continue to exert following this offering.
                                                        Acknowledge that the
interests of such shareholders may differ from those of investors.
 Teck Chia
CBL International Ltd
September 6, 2022
Page 2
Selected Consolidated Financial Data, page 51

3. Please revise your selected consolidated financial data to include the consolidated balance sheet data as of June 30, 2022 and the selected consolidated statements of comprehensive income data for the six months ended June 30, 2022 and 2021. Please also make conforming changes to your summary financial data.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameTeck Chia                                   Sincerely,
Comapany NameCBL International Ltd
                                                              Division of
Corporation Finance
September 6, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName